COHEN & STEERS ETF TRUST

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

October 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David L. Orlic, Senior Counsel

Re:	Cohen & Steers ETF Trust (the “Trust”)

Registration Statement on Form N-1A

File Numbers: 333-281213; 811-22913

Dear Mr. Orlic,

This letter is being filed to respond to the comments received from you in writing on September 3, 2024 regarding the Trust’s initial registration statement on Form N-1A (the “Registration Statement”) relating to Cohen & Steers Real Estate Active ETF, Cohen & Steers Preferred and Income Opportunities Active ETF, and Cohen & Steers Natural Resources Active ETF (each a “Fund” and together, the “Funds”), which was filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2024. Your comments, together with the Trust’s responses thereto, are set forth below. The Trust’s responses are reflected, to the extent applicable, in a Pre-Effective Amendment to the Trust’s Registration Statement, which was filed on October 3, 2024. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	Staff Comment: Please advise if you have submitted or expect to submit an exemptive application or no-action letter request in connection with the registration statement.

Response: The Trust does not expect to submit an exemptive application or no-action letter request in connection with the Registration Statement and, with respect to each Fund, intends to rely on Rule 6c-11 under the Investment Company Act of 1940.

2.

Staff Comment: We note that portions of the registration statement are incomplete. A full financial review (e.g., seed financial statements, auditor’s report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response: The Trust respectfully notes the Staff’s comment.

3.

Staff Comment: The registration statement indicates that all three series may invest in other investment companies. If acquired fund fees and expenses (“AFFEs”) from such investments will exceed 0.01% of the average net assets of a series, please confirm that these fees and expenses will be included as a separate line item in its fee table. See Item 3, Instr. 3(f)(i) of Form N-1A.

Response: The Trust confirms that if a Fund’s AFFEs from investments in other investment companies exceed 0.01% of the Fund’s average net assets, the Fund will disclose these fees and expenses as a separate line item in the fee table.

PROSPECTUS

Fund Fees and Expenses, page 1

4.

Staff Comment: Please confirm in your response letter that there is no recoupment of waived fees/reimbursed expenses by the Advisor, or provide appropriate disclosure regarding any such existing arrangement.

Response: The Trust confirms that there is no recoupment of waived fees/reimbursed expenses by the Advisor.

Principal Investment Strategies, page 2

5.	Staff Comment: In the last paragraph of this section, please identify below investment grade securities as “junk” and note that investments in such securities are considered speculative.

Response: The Trust has revised its disclosure accordingly.

6.	Staff Comment: Please address concentration in this section.

Response: The Trust has revised its disclosure accordingly.

Regulatory Risk, page 8

7.

Staff Comment: Please advise why this Fund is perceived to be subject to risks in the municipal securities markets, when disclosure with respect to its investment strategies does not appear to mention municipal securities.

Response: The Trust has deleted the referenced disclosure in both the Cohen & Steers Real Estate Active ETF and Cohen & Steers Natural Resources Active ETF’s summary prospectuses.

Other Investment Companies Risk, page 9

8.	Staff Comment: Please address investments in other investment companies in the principal strategies section.

Response: The Trust has added disclosure related to investments in other investment companies in the principal investment strategies section for the Cohen & Steers Real Estate Active ETF and the Cohen & Steers Preferred and Income Opportunities ETF. The Trust respectfully notes that the Cohen & Steers Natural Resources Active ETF already contains disclosure regarding investments in other investment companies.

Derivatives and Hedging Transactions Risk, page 19

9.

Staff Comment: The last paragraph on page 19 reads as if the Fund, which has not yet commenced operations, will be subject to the risk of recent changes to its existing regulatory landscape. Please revise this risk factor to reflect that Rule 18f-4 had effective and compliance dates several years in the past that will apply to the Fund in the ordinary course when it commences operations.

Response: The Trust has revised the referenced disclosure.

Natural Resources Sector Concentration Risk, page 29

10.

Staff Comment: This risk factor references the Fund making natural resources investments at a level of “at least 25% of net assets.” If this risk exists at the 25% level, it appears that the risk would only be exacerbated as the fund approaches the 80% level. Please revise this language or advise why the Fund chose 25% of net assets as the reference point for this risk.

Response: The Trust has revised the Natural Resources Sector Concentration Risk accordingly.

Infrastructure Companies Risk, page 30

11.	Staff Comment: Please advise why this risk is included, since there doesn’t seem to be any connection to natural resources.

Response: The Trust respectfully notes that the Cohen & Steers Natural Resources Active ETF’s “Principal Investment Strategies” section discloses that natural resources companies include companies engaged in the business of, among other things, “storage or transportation of natural resources,” which contemplates investments in infrastructure companies that meet this definition. Accordingly, the Trust respectfully declines to make any revisions to the Fund’s disclosure pursuant to this comment.

Master Limited Partnerships, page 56

12.

Staff Comment: Please disclose that, (a) if the Fund retains an MLP investment until basis is reduced to zero, subsequent distributions from the MLP will be taxable to the fund at ordinary income rates and (b) if an MLP in which the Fund invests amends its partnership tax return, shareholders may receive a corrected 1099 from the Fund, which could, in turn, require shareholders to amend their own federal, state or local tax returns.

Response: The Fund respectfully notes that the requested disclosure is already included in the “TAXATION— Investments in Master Limited Partnerships and Certain non-U.S. Entities” section of the prospectus and is excerpted here for reference: “If a Fund retains an MLP investment until its tax basis is reduced to zero, subsequent distributions from the MLP will result in the receipt of taxable income by the Fund, which may include income taxable as ordinary income when distributed by the Fund to shareholders. If an MLP in which a Fund invests amends its partnership tax return, shareholders may receive a corrected Form 1099 from the Fund, which could, in turn, require shareholders to amend their own federal, state or local tax returns.” Accordingly, the Trust respectfully declines to make any revisions to these Funds’ disclosure pursuant to this comment.

STATEMENT OF ADDITIONAL INFORMATION

Derivative Actions, page 69

13.

Staff Comment: Please revise the provisions in the Declaration of Trust relating to the following matters to state that the provision does not apply to claims arising under the federal securities laws, and revise this disclosure accordingly: (i) shareholders holding at least 5% of the shares of the Fund must join in the request and (ii) the shareholder making a pre-suit demand undertakes to reimburse the Trust for the expenses of the Trust in its investigation of the demand in the event that the Trustees determine not to bring the action.

Response: The Trust respectfully notes that Article XI, Section 11.4(c) of the Declaration of Trust states “No provision of this Declaration shall be effective to require a waiver of compliance with any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.” The Trust also notes that the Statement of Additional Information contains similar disclosure. Accordingly, the Trust respectfully declines to revise its Declaration of Trust or related disclosure.

14.

Staff Comment: Please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of the choice of forum provision since the 1933 Act and l940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts.

Response: The requested disclosure has been added.

15.	Staff Comment: Please disclose that shareholders waive the right to a jury trial, as provided in the Declaration of Trust.

Response: The requested disclosure has been added.

Acceptance of Orders for Creations Units, page 78

16.

Staff Comment: Please delete the statement that the Fund reserves the “absolute” right to reject or revoke creations, including if “(i) the acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; and (ii) acceptance of the Fund Deposit would, in the discretion of the Fund or the Advisor, have an adverse effect on the Fund or the rights of beneficial owners” The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d)

and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Trust has deleted the term “absolute” and each of the referenced statements. However, the Trust believes that the provisions in the original ETF exemptive orders that formed the framework for Rule 6c-11 were designed to protect funds and their shareholders from creation activity that could harm funds or investors. The Trust notes that the concept of protecting investors from potentially harmful creation activity is consistent with the requirements of Rule 6c-11, which provides that an ETF can only accept a custom basket if it is in the best interests of the ETF and its shareholders and is consistent with each Fund’s policies and procedures.

* * * * *

We hope the Staff finds the revisions in the Pre-Effective Amendment responsive to comments on the Registration Statement. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.796.9347.

Very truly yours,

/s/ Dana DeVivo

Dana DeVivo

Secretary and Chief Legal Officer

cc: Brian McCabe, Ropes & Gray LLP

Michael Doherty, Ropes & Gray LLP